SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share
(Title of Class of Securities)

G87210103
(CUSIP Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 18, 2002
(Date of Event which Requires Filing
of this Statement)

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

SCHEDULE 13D

CUSIP No. G87210103	Page 2 of 5 Pages

1			NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthys J. Wessels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐

3			SEC USE ONLY

4			SOURCE OF FUNDS (See Instructions)

00

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

		7	SOLE VOTING POWER

NUMBER OF			2,199,289 (which includes 1,421,927 shares over which Reporting Person has voting power over and options to purchase 49,148 shares).

SHARES
BENEFICIALLY		8	SHARED VOTING POWER

OWNED BY			None

EACH
REPORTING		9	SOLE DISPOSITIVE POWER

PERSON			777,362 (which includes options to purchase 49,148 shares and excludes 1,421,927 shares over which Reporting Person has only voting power over ).

WITH
		10	SHARED DISPOSITIVE POWER

None

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,199,289 (which includes 1,421,927 shares over which Reporting Person has voting (but not dispositive) power over and options to purchase 49,148 shares).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%, based on 30,510,700 outstanding ordinary shares.

14			TYPE OF REPORTING PERSON

IN

CUSIP No. G87210103	Page 3 of 5 Pages

Schedule 13D

     This Amendment No. 2 amends Amendment No. 1 to the original Schedule 13D (“Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels, the Reporting Person. This Amendment is being filed as a result of the sale of 1,150,000 ordinary shares of UTi Worldwide Inc., a British Virgin Islands company (the “Issuer”) by PTR Holdings Inc., a British Virgin Islands Company (“PTR Holdings”) in the Issuer’s follow-on offering which closed on December 18, 2002.

Item 3. Source and Amount of Funds or Other Consideration.

     The sale by PTR Holdings occurred on December 18, 2002 and the sale price was $25,127,500 or $21.85 per share, which price reflects the $23.00 public offering price less underwriting discounts and commissions of 5% or $1.15 per share.

Item 4. Purpose of Transaction.

     PTR Holdings sold the ordinary shares of the Issuer because of its specific needs.

     Reporting Person may make additional purchases of ordinary shares of the Issuer or otherwise acquire ordinary shares of the Issuer or may engage in dispositions of all or a portion of Issuer’s ordinary shares presently owned or hereafter acquired by Reporting Person, in the open market or in private transactions, depending on the needs of Reporting Person and other matters, and depending on Reporting Person’s evaluation of the Issuer, the market for Issuer’s ordinary shares, other investment opportunities, general economic conditions, stock market conditions and other future developments and factors that may impact Reporting Person or which are otherwise material to Reporting Person’s decisions.

Item 5. Interest in Securities of the Issuer.

     (a)  The Reporting Person directly, or through a holding company indirectly controlled by Reporting Person, has the power to vote and dispose of 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, Reporting Person has the right to vote (but not investment or dispositive power) over 1,421,927 ordinary shares of the Issuer.

          In addition, Reporting Person has received as of the date of this filing options to purchase a total of 158,297 Issuer ordinary shares under Issuer’s 2000 Stock Option Plan. Options to purchase 49,148 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

          The sum of these shares and options exercisable totals 2,199,289 ordinary shares, which constitutes approximately 7.2% of Issuer’s 30,510,700 outstanding ordinary shares.

     (b)  See the answer provided in subparagraph (a) above.

     (c) Effective December 18, 2002, the public offering and sale described above took place.

CUSIP No. G87210103	Page 4 of 5 Pages

     (d)  As more fully described in the Original Schedule 13D, PTR Holdings and Union Transport Holdings Inc., a British Virgin Islands company, each has the right to receive and the power to direct receipt of dividends from, and the proceeds from the sale of, the ordinary shares of Issuer held by it.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     The Reporting Person has entered into a standard lock-up agreement with the underwriters of the Issuer’s follow-on offering, pursuant to which the Reporting Person is prohibited from selling or transferring shares for a period of 90 days from the date of the final prospectus relating to the registration statement for the follow-on offering.

Item 7. Exhibits.

     99.1 Lock-Up Agreement dated December 12, 2002, between the Reporting Person and the several underwriters named therein.

CUSIP No. G87210103	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2002

/s/ Matthys J. Wessels

Matthys J. Wessels

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Lock-Up Agreement dated December 12, 2002, between the Reporting Person and the several underwriters named therein.